FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Reporting Issuer

NovaGold Resources Inc. (the "Issuer")
Suite 2300 – 200 Granville Street
Vancouver, BC V6C 1S4

Item 2. Date of Material Change

May 20, 2011

Item 3. News Release

A news release announcing the material change referred to in this report was issued on May 20, 2011.

Item 4. Summary of Material Changes

On May 20, 2011, the Issuer announced that the court approved plan of arrangement involving Copper Canyon Resources Ltd. ("Copper Canyon"), its shareholders, the Issuer and Omineca Mining and Metals Limited ("Omineca") had been completed.

Item 5. Full Description of Material Change

On May 20, 2011, the Issuer announced that the court approved plan of arrangement (the "Arrangement") involving Copper Canyon, its shareholders, the Issuer and Omineca had been completed. Copper Canyon received the approval of its shareholders for the Arrangement at the meeting of its shareholders held on May 18, 2011. The Court of Queen's Bench of Alberta granted a final order approving the Arrangement on May 19, 2011. The common shares of Copper Canyon were delisted from the TSX Venture Exchange immediately following completion of the Arrangement on May 20, 2011.

Pursuant to the Arrangement, the Issuer acquired all of the issued and outstanding common shares of Copper Canyon which it did not already hold. As a result, Copper Canyon is now a wholly-owned subsidiary of the Issuer. In accordance with the Arrangement, former Copper Canyon shareholders are entitled to receive 0.0735 of a common share of the Issuer, cash in the amount of $0.001 and one-quarter of a common share of Omineca, a newly incorporated company, for each common share of Copper Canyon. Under the Arrangement, Copper Canyon transferred to Omineca substantially all of its assets other than certain cash and its 40% interest in the Copper Canyon property. The Issuer issued a total of approximately 4,200,000 common shares under the Arrangement, representing approximately 1.7% of the number of common shares of the Issuer currently outstanding.

Further details are found in the news release attached hereto as Schedule "A".

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8. Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by any of the Securities Commissions with respect to the change:

Elaine Sanders
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9. Date of Report

This material change report is dated as of May 30, 2011.

Schedule “A”

NovaGold
RESOURCES INC.

News Release

Copper Canyon
Resources Ltd.

NYSE-AMEX, TSX Symbol: NG

TSX Venture Symbol: CPY

NovaGold and Copper Canyon Complete Plan of Arrangement

May 20, 2011 - Vancouver, British Columbia - NovaGold Resources Inc. ("**NovaGold**") (NYSE-AMEX: NG, TSX: NG) and Copper Canyon Resources Ltd. ("**Copper Canyon**") announced today that they have completed the previously announced plan of arrangement (the "**Arrangement**") under the *Business Corporations Act* (Alberta) involving Copper Canyon, the Copper Canyon securityholders, NovaGold and Omineca Mining and Metals Limited ("**Omineca**").

Summary of Transaction

Pursuant to the Arrangement, NovaGold acquired all of the issued and outstanding common shares of Copper Canyon which it did not already hold. As a result, Copper Canyon is now a wholly-owned subsidiary of NovaGold. In accordance with the Arrangement, former Copper Canyon shareholders are entitled to receive 0.0735 of a NovaGold common share, cash in the amount of $0.001 and one-quarter of a common share of Omineca, a newly incorporated company, for each Copper Canyon share. Under the Arrangement, Copper Canyon transferred to Omineca substantially all of its assets other than certain cash and its 40% interest in the Copper Canyon property. The common shares of Omineca have been listed on the TSX Venture Exchange. NovaGold issued a total of 4,172,415 common shares under the Arrangement, representing approximately 1.7% of the number of NovaGold common shares currently outstanding.

Copper Canyon securityholders approved the Arrangement at a meeting of securityholders held on May 18, 2011 and the Court of Queen's Bench of Alberta granted a final order approving the Arrangement on May 19, 2011. The common shares of Copper Canyon ("**Copper Canyon Shares**") were delisted from the TSX Venture Exchange immediately following completion of the Arrangement on May 20, 2011. Copper Canyon is applying to cease to be a reporting issuer under applicable Canadian securities laws.

Ownership of Shares in Omineca

Pursuant to the Arrangement, NovaGold, directly and through its wholly-owned subsidiaries, NovaGold Canada Inc. and Copper Canyon, acquired, and now holds and exercises control and direction over, an aggregate of 1,725,858 common shares of Omineca representing approximately 10.8% of the 15,917,743 common shares of Omineca currently outstanding. All of such common shares were acquired by NovaGold under the Arrangement for the consideration specified therein. The Omineca shares are being held by NovaGold as a portfolio investment. NovaGold does not currently have any intention to acquire additional common shares of Omineca or to sell any common shares of Omineca presently held. Any such decision will depend upon market conditions and other factors from time to time.

Advisors and Counsel

NovaGold's financial advisor in connection with the transaction is TD Securities Inc. and its legal advisors are Blake, Cassels & Graydon LLP in Canada and Dorsey & Whitney LLP in the United States. Copper Canyon's financial advisor is Primary Capital Inc. McLeod & Company acted as counsel, and Fraser Milner Casgrain LLP acted as special counsel to Copper Canyon.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. NovaGold is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world's largest undeveloped gold deposits, is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold and Copper Canyon Contacts

Rhylin Bailie
Director, Communications & Investor Relations

Elaine Sanders
VP & Chief Financial Officer

604-669-6227 or 1-866-669-6227

NovaGold Resources Inc.
P.O. Box 24
Suite 2300, 200 Granville Street
Vancouver, BC V6C 1S4

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the business combination with Copper Canyon, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold's expectations include the accuracy of management's assessment of the effects of the successful completion of the Arrangement; uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold's Annual Information Form for the year ended November 30, 2010, filed with